Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054
[The following communication was distributed to URS employees]
Acquisition Update: URS/Washington Group
Joint Proxy and Registration Statement Approved by SEC
     URS has reached an exciting milestone toward combining Washington Group International’s resources with URS. The U.S. Securities and Exchange Commission (SEC) has approved our joint proxy and registration statement and it will now be distributed to the stockholders of both companies.
     Both companies will hold stockholder meetings on Oct. 30, 2007. The acquisition is expected to be completed in early November, following approval of the transaction by URS and Washington Group stockholder. Until then, the two organizations continue to remain separate and independent companies.
     As you know, last May, URS and Washington Group jointly announced that we have agreed to join forces to create a single, top-tier engineering and construction services company. The combination will bring together two world-class organizations and create a new global leader in the industry
Additional Information and Where to Find It
     In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on July 17, 2007, as amended, and URS intends to file a registration statement on Form S-4. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
     URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
     Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and satisfaction of conditions to our proposed merger with Washington Group International, whether any of the anticipated benefits of the merger will be realized, future competitive positioning and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, filed on July 19, 2007, as amended, with the Securities and Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.